First Quarter Report

For The Three Months Ended March 31, 2004

Additional information relating to the Company, including the Company’s Annual Information Form, is on SEDAR at www.sedar.com.

First Quarter Report to Shareholders

We are pleased to present our first quarter 2004 report to shareholders. It has been an important quarter for Hydrogenics and we wish to convey our excitement about developments in the quarter, and to express confidence in our prospects for the balance of the year.

Our 2004 Goals

Our ultimate priority is to create shareholder value through sustainable growth strategies and responsible business practices. With this in mind we set broad goals for the year. These are referenced under the broad headings of “Commercial Sustainability”, “Strategic Alliances”, “Commercial Power Products” and “Global Reach”.

Commercial Sustainability. During the quarter we increased our cash reserves to approximately $105 million by concluding a successful follow-on offering. As a result, we are in a strong financial position to execute our strategic business plan over the coming years.

Recent power module sales in key early-adopting markets are indicative of future opportunities for Hydrogenics. Since introducing our HyPM 10 power module in late 2003, we have secured orders to build 35 power modules for use in a variety of applications and markets. Of these 35 power modules, 20 are scheduled for 2004 deliveries. We believe these numbers highlight the progress of our power products business, considering we only recently unveiled the HyPM 10 and announced our light-mobility initiative. We believe these power product successes, combined with a noticeable increase in the number of partners exploring the use of fuel cells in their existing product platforms, validate our decision to increase our investment in product and market development activities in support of future top-line growth.

Strategic Alliances. We continue to focus on building core strategic alliances with industry leaders and government agencies to access funding, technology and market opportunities in both fuel cell power initiatives and hydrogen refueling initiatives. Our relationship with the John Deere ePower Technologies group is a prime example of a strategic alliance that works on many of these fronts as we continue to work closely with them to integrate HyPM power module technology into a variety of John Deere demonstrator vehicles.

Our John Deere alliance is a key element of Hydrogenics’ light mobility initiative that we announced in February of this year. Two additional alliances were announced in the first quarter in support of this same initiative – one to develop a fuel cell delivery van and refueler with Purolator Courier Ltd., and the other a strategic development agreement with Maxwell Technologies regarding the use of ultracapacitors in certain areas of our fuel cell electric vehicle initiatives.

Commercial Fuel Cell Products. On the power module side, our progress is highlighted by cost reductions of 50% year-over-year in each of the past three years, combined with significant reductions in power module size and with break-through increases in durability. In addition to generating early revenues, our business approach of selling power modules into a carefully-selected range of applications gives our engineers a broad and deep experience in meeting the demands of different applications and duty cycles. This depth of knowledge is critical to our overall product development and marketing strategy and we have already seen considerable success and satisfaction from customers. We believe this multi-market approach and horizontal business model differentiates Hydrogenics from its competitors.

We also have made significant inroads in the development of our newly branded H2GO hydrogen generation and refueling products, both electrolysis-based and reformer-based.  This emerging area of our

1	HYDROGENICS CORPORATION

product development strategy is very integrated with our business strategy. On the electrolyser side, we have deliberately focused on PEM electrolysis, in line with our core competency in PEM fuel cells and aligned with the economies of scale anticipated from the PEM fuel cell automotive supply chain.  On the reformer side, we have elected to work through major OEM partners rather than develop our own indigenous reformer technology, to minimize capital intensity and achieve earlier sustainability.  These on-site hydrogen generation technologies provide companion products to both our power module and test businesses.

During the quarter our subsidiary, Greenlight Power Technologies, launched three new G-Series FCATS products, which followed an earlier new product launch in the fourth quarter of 2003. The new designs combine the best of Hydrogenics’ and Greenlight’s technical expertise. We believe that the new features and benefits that are designed into this new generation of FCATS products will provide us with a competitive advantage, and translate into increased sales to new and existing customers in upcoming quarters.

Global Reach. Hydrogenics’ global reach was expanded with the addition of new test equipment customers in all key regions, and by achieving repeat sales with established customers. Initiatives are now underway to further diversify business in Europe and Asia by introducing power module and hydrogen generation products, in addition to a new product line of Greenlight test equipment.

Going Forward

We have taken deliberate steps over the past several quarters to increase our investment in product and market development in efforts to accelerate the commercialization of fuel cells and establish a first-mover advantage in key markets with premier partners and alliances. We believe the steps we are taking in this regard will lead to meaningful growth. We remain excited about the range of opportunities before us and are confident that we are well positioned to capture these emerging opportunities.

Financial Results – Management’s Discussion and Analysis

The following sets out management’s discussion and analysis of our financial position and results of operations for the three months ended March 31, 2004, and 2003.  The information is intended to assist readers in analyzing our financial results, and should be read together with our unaudited consolidated interim financial statements for the three months ended March 31, 2004 and 2003, and our audited annual consolidated financial statements for the year ended December 31, 2003 and the accompanying notes therein.

All financial information is reported in U.S. dollars unless otherwise noted.  Our unaudited consolidated interim financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Canadian GAAP differs in some respects from U.S. GAAP and the principal differences that apply to us are disclosed in note 12 of our unaudited consolidated interim financial statements.

Overview

We are a leading developer and manufacturer of fuel cell and related new energy technologies. Our principal business is the development and commercialization of proton exchange membrane, or PEM, fuel cell test and diagnostic stations, PEM fuel cell stacks and PEM fuel cell power generation systems for portable, stationary and mobile applications. To complement our fuel cell product development initiatives, we are also beginning to develop and manufacture hydrogen generation products, which include PEM electrolyzer stacks, PEM electrolyzer refuelling systems and balance of plant components for reformer-based hydrogen generation systems.

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Our business is divided into two segments:

Fuel Cell Test and Diagnostic Equipment.  Our commercial series of fuel cell testing and diagnostic equipment are used to develop and optimize the performance of fuel cell technology by simulating, monitoring and controlling the effect of power load, temperature, pressure, humidity and potential contaminants on a fuel cell and to measure the effect of changes in these variables on fuel cell performance. This equipment has become a critical tool for fuel cell technology developers, allowing fuel cell stacks to operate as part of a fully integrated power system.

Fuel Cell Power Products.  We are developing a comprehensive portfolio of fuel cell products which includes fuel cell stacks, scalable fuel cell power modules and stand alone fuel cell systems. We are also beginning to develop hydrogen generation devices. Our principal commercial product line is scalable fuel cell power modules that have been developed to allow “plug and play” integration into our own fuel cell products or those of original equipment manufacturers. In addition, we are developing certain complete fuel cell system products for specific end-use markets. Our fuel cell systems cover a range of portable, mobile and stationary power applications in the 500 watt to 50 kW range. Through this business unit we also provide system integration and engineering services to key customers and strategic partners.

Revenues. We generate revenues through the sale of fuel cell test and diagnostic equipment and fuel cell power products. We also generate revenues by providing our customers system integration, engineering and testing services. Revenues related to the sale of fuel cell test and diagnostic equipment and fuel cell power products are recognized when there is persuasive evidence of an arrangement, the fee is fixed or determinable, goods have been delivered, and collection is reasonably assured. Where customer acceptance clauses are considered to be substantive, revenue is recognized only after customer acceptance is received. Revenues relating to system integration, engineering and testing services are recognized as services are rendered.

When we have long-term contracts with a customer, revenues are recognized under the percentage-of-completion method, whereby revenues and profits are recognized on a pro rata basis in relation to contract costs incurred. An example of such a contract would be in connection with a demonstration project spanning multiple quarters.

On occasion, we enter into sales-type lease arrangements with our customers in connection with the provision of our products. For these arrangements, revenues are recognized when there is persuasive evidence of an arrangement, the fee is fixed or determinable, goods have been delivered, and collection is reasonably assured.

We report our revenues in two segments: test and power products. Test revenues include revenues related to the manufacturing and sale of test equipment, upgrades to test equipment and in-house testing of customer supplied components. Power products revenues include revenues related to systems integration, fuel cell stacks, power modules, auxiliary power modules and engineering services. Power products revenues from engineering services are derived primarily from our long term contract with General Motors, pursuant to which we provide technician and support services to General Motors in connection with its fuel cell program. We expect that the current contract will end in the third quarter of 2004.

Where we complete R&D work on behalf of government agencies, on a direct or indirect basis, we record these recoveries as R&D grants, not revenues.

Cost of Revenues. Cost of revenues consists primarily of materials and direct labor relating to engineering, design and build. The cost of providing engineering services, although heavily oriented towards research and development activities, is matched with corresponding revenues and is included in

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cost of revenues.

Gross Profit. We calculate gross profit by deducting the cost of revenues from revenues. Increased gross profit due to revenue growth and consistent gross margins, measured as a percentage of revenues, are important to the achievement of breakeven operating cash flow. Positive gross profit, combined with R&D grants received from government or commercial sources, are used as the primary sources of funding for our market and product development activities.

Operating Expenses

Selling, General and Administrative (SG&A).  SG&A expenses consist primarily of wages, salaries and benefits relating to our sales, marketing and corporate staff, professional fees, travel, insurance and facilities costs.

Stock-based Compensation.  For stock options granted to employees on or after January 1, 2003,the estimated fair value of stock awards granted to employees as of the date of grant, is recognized as compensation expense over the period in which the related employee services are rendered.  For stock options granted to non-employees on or after January 1, 2002, the estimated fair value of stock awards granted to non-employees is recognized as expense over the period in which the related goods or services are rendered.

Research and Development (R&D).  R&D expenses consist of materials, labor costs and benefits, legal fees for the protection of intellectual property and overhead attributable to R&D activity.

R&D Grants.  R&D grants are accounted for as a reduction of expense in our consolidated statements of operations and are not included in revenues. R&D grants include government funding and monies received under contracts from commercial sources which could result in product deliveries and or technology demonstrations. The value of grants received can fluctuate significantly from period-to-period as contracts wind down and new contracts commence at varying schedules.

Amortization of Intangible Assets.  The amortization of intangible assets relates both to the intangible assets that we purchased from General Motors in October 2001, as well as the intangible assets acquired upon the January 7, 2003 acquisition of Greenlight.

Results of Operation for the Three Months Ended March 31, 2004 and 2003

Revenues decreased by $4.3 million, or 52%, to $4.1 million for the quarter ended March 31, 2004 compared with $8.4 million for the same period in 2003. The decrease in revenues for the quarter was primarily attributable to a decrease in test revenues of $4.5 million, or 64%, to approximately $2.5 million. Test equipment revenues have fluctuated and are expected to continue to fluctuate significantly from period to period and were particularly high in first quarter 2003 due, in part, to the acquisition of Greenlight as well as a record level of confirmed orders for test equipment entering 2003.  Power products revenues increased $0.1 million, or 13%, to $1.5 million for the quarter ended March 31, 2004 compared with $1.4 million for the comparable period in 2003.   Engineering services, a component of power products revenues, decreased by $0.5 million, or 38%, to $0.8 million for the first quarter 2004 compared with $1.3 million for the comparable period in 2003.  Engineering services revenues decreased due to a reduction in services provided to General Motors at their Honeoye Falls, New York research facility, as well as a reduction in the pricing of those services.  We are expecting these services to terminate in the third quarter of 2004.  Excluding engineering services, power products revenues increased $0.6 million, or 600%, to $0.7 million for first quarter 2004 compared with $0.1 million for the same period in 2003.

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We expect to record certain billings related to the production and shipment of power products as R&D grants, including where we provide services or products as a sub-contractor to a customer who is the recipient of government grants. As described above, R&D grants are offset against R&D expense. Given the accounting treatment of these arrangements and given the early development stage of fuel cell markets, power products revenues may fluctuate significantly from period to period.

Following the acquisition of Greenlight on January 7, 2003, and the subsequent transfer of the test division to Burnaby, our Mississauga facility was primarily dedicated to our emerging power products business.  Since that time, we have expended a significant effort on product development, as opposed to revenue-generating system integration projects on behalf of customers.  A substantial portion of these efforts is subsidized through R&D grants.

Cost of revenues decreased by $2.8 million, or 50%, to $2.8 million for the quarter ended March 31, 2004, compared with $5.6 million for the comparable period in 2003.  The year-over year decrease is attributable to the decrease in revenues for the period.

Gross profits decreased by $1.5 million, or 55%, to $1.3 million for the quarter ended March 31, 2004, compared with $2.8 million for the comparable period in 2003.  The decrease in gross profits is attributable to the decrease in revenues for the period.  Gross profits as a percentage of revenues were relatively stable, at 31% for the quarter ended March 31, 2004, compared with 33% for the comparable period in 2003.  Gross profits as a percentage of revenues will fluctuate based on the mix of products or services sold in a period, the power range of equipment, as well as the proportion of R&D activity in relation to revenues.

Increased gross profits due to revenue growth and consistent gross margins, as a percentage of revenues, are important to our commercial sustainability.  Gross profits combined with grants received for R&D projects are used as the primary source of funding for our market and product development activities.  Gross profits for the quarter ended March 31, 2004 of $1.3 million combined with R&D grants of $0.7 million, totaled $2.0 million representing a decrease of 46%, or $1.6 million, compared with $3.6 million for the same period in 2003.  Although R&D grants are not recorded as revenues, when combined with gross profits, they provide an indication of the level of products and services activity being undertaken in return for compensation.

SG&A expenses increased by $0.8 million, or 34%, to $3.2 million for the quarter ended March 31, 2004, compared with $2.4 million for the comparable period in 2003.  The increase in SG&A expenses is primarily attributable to: (i) an impact of $0.4 million on SG&A expenses due to a higher Canadian dollar; (ii) $0.2 million of increased insurance costs; and (iii) increased occupancy costs of $0.1 million.

Employee stock-based compensation expense of $0.3 million was recognized for the quarter ended March 31, 2004, with no corresponding amount included in prior year results of operations.  In calculating this expense, we made significant estimates and assumptions in determining the estimated fair value of the options granted.  Stock options were valued using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.50%, expected life of 4 years, expected volatility of between 48% and 65%, and no dividends.

R&D expenses increased by $1.5 million, or 94%, to $3.0 million for the quarter ended March 31, 2004, compared with $1.5 million for the comparable period in 2003.  The increase in R&D is primarily attributable to increased R&D expenditures related to our emerging power products business, including development activity related to our 10 kW power module and hydrogen generation initiatives, as well as the impact of the strengthening of the Canadian dollar on R&D expenses of approximately $0.3 million.  Production and testing costs related to power products developed and/or shipped as part of a funded R&D

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program are included in R&D expenses. Materials expensed to R&D increased by $0.7 million, or 149% to $1.2 million, compared with $0.5 million for the comparable period in 2003.

R&D grants decreased by $0.1 million, or 13% to $0.7 million for the quarter ended March 31, 2004, compared with $0.8 million for the comparable period in 2003. R&D grants can fluctuate from period to period depending on timing of individual program activity and purchase of materials.  New programs include projects under sub-contract with Idatech and Purolator for the U.S. Department of Energy and Natural Resources Canada, respectively. Also included is the Microchannel project for the Canadian Department of National Defense.

Depreciation of property, plant and equipment was comparable to the prior year at $0.5 million for the first quarter 2004.

Amortization of intangible assets decreased by $1.1 million, or 34%, to $2.1 million for the quarter ended March 31, 2004 compared with $3.2 million for the comparable period in 2003.  The decrease is primarily the result of the reduction in amortization of the intangibles acquired from General Motors which are being amortized on a declining balance basis. The corresponding impact on loss per share related to the non-cash amortization of intangible assets for the quarter ended March 31, 2004 was $0.04 per share, compared with $0.06 for the comparable period in 2003.

Integration costs related to the Greenlight acquisition were $nil in the first quarter of 2004 compared with $0.5 million for the comparable period in 2003. The integration costs reflected non-recurring expenses relating to integrating Greenlight operations with those of Hydrogenics.  The integration of Greenlight was complete as at December 31, 2003.

Provincial capital tax expense was negligible for the quarter, and comparable to the prior year.

Interest income, net of bank charges and interest paid, was $0.2 million for the quarter ended March 31, 2004, which was comparable to the same period in the prior year. This is primarily attributable to a reduction in short-term interest rates in 2004, due partly to a greater percentage of short-term investments being held in US dollars, offset by the increase in short-term investments due to the equity issue.

Foreign currency losses were $0.3 million for the quarter ended March 31, 2004, compared with a gain of $2.1 million for the same period in 2003. The foreign currency losses result primarily from the holding of Canadian dollar denominated short-term investments and the weakening of the Canadian dollar against the U.S. dollar throughout the first quarter of 2004.  Canadian dollar denominated short-term investments as a percentage of total short-term investments were 10% at March 31, 2004 compared with 49% at March 31, 2003.

Income tax expense was negligible for the quarter, and comparable to the prior year.  Similar to provincial capital tax expense, changes in this expense are partially dependent on the eligibility of certain short-term investments being deducted from net assets to arrive at our tax base.

Net loss increased by $5.1 million, or 210%, to $7.5 million for the quarter ended March 31, 2004 compared with a net loss of $2.4 million for the same period in 2003.  The increase in the net loss is primarily attributable to: (i) a decrease of $2.4 million in foreign currency gains; (ii) an increase of $1.6 million in net R&D expenses; (iii) a decrease of $1.5 million in gross profits; (iv) an increase of $0.8 million in SG&A expenses; and (v) a $0.3 million increase in stock-based compensation expense. These items were partially offset by: (i) a $1.1 million decrease in amortization of intangible assets; and (ii) a $0.5 million decrease in integration costs.

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Of the net loss for the quarter ended March 31, 2004, $2.2 million was directly attributable to the test segment, $2.5 million to the power products segment and the remainder of $2.7 million was attributable to corporate activities. For the comparable quarter in 2003, a profit of $0.2 million was attributable to the test segment, $2.4 million of the loss was attributable to the power products segment, and the remainder of $0.3 million loss was attributable to corporate activities.

Excluding the effect of amortization and depreciation expense for the quarter ended March 31, 2004, the test segment would have had a net loss of $0.6 million, and the power products segment would have had a net loss of $1.5 million.  For the comparable period in 2003, excluding the effect of amortization and depreciation expense, the test segment would have had net income of $1.7 million and the power products segment would have had a net loss of $0.1 million

Basic and diluted net loss per share increased by $0.07, or 58%, to $0.12 for the quarter ended March 31, 2004 compared with $0.05 for the comparable quarter in 2003.

Average headcount for the first quarter 2004 declined by 27, or 9%, to 258 employees compared with 285 for the comparable period in 2003.

Shares Outstanding. For the quarter ended March 31, 2004, the weighted average number of shares used in calculating the loss per share was 60,339,785.  The number of common shares outstanding at March 31, 2004 was 64,551,731.  For the quarter ended March 31, 2003, the weighted average number of shares used in calculating the loss per share was 52,722,005.  The number of common shares outstanding at March 31, 2003 was 53,219,279. The increase in the number of common shares outstanding was primarily attributable to the follow on offering of 11,373,608 of our common shares completed in February, 2004.  See Liquidity and Capital Resources.

Options granted under our stock option plan and share purchase warrants outstanding have not been included in the calculation of the diluted loss per share as the effect would be anti-dilutive.

Stock options outstanding were 3,235,057 as at March 31, 2004, of which 1,913,718 were exercisable. There were 2,470,436 share purchase warrants outstanding, of which 1,791,069 have been released from escrow.

Liquidity and Capital Resources

At March 31, 2004, we held cash of $1.0 million and short-term investments of $103.9 million, for a combined total of $104.9 million, compared with $2.0 million in cash and $44.7 million in short-term investments at December 31, 2003, for a combined total of $46.7 million.

On February 3, 2004, we completed the issuance and sale of 11,000,000 common shares at $5.75 per share for net proceeds of $59.6 million.  Subsequent to this sale, the underwriters’ over-allotment option was partially exercised resulting in the sale and issuance of an additional 373,608 common shares on February 13, 2004 for net proceeds of $2.0 million.

The total cash and short term investments increased by $58.2 million, or 124.6%, to $104.9 million between December 31, 2003 and March 31, 2004. Net of issuance costs paid, proceeds from our equity offering contributed $60.7 million of this increase which was partially offset by net cash outflows from operating activities of $1.6 million, capital expenditures of $1.0 million and $0.1 million for repayment of long-term debt.  We continue to align our market and product development efforts with current market opportunities. To the extent that our cash flow from operations is insufficient to fund ongoing operations and capital expenditures, we will draw on our cash and short term investment balances.

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Capital expenditures for the quarter were $1.0 million, compared with $0.5 million for the first quarter of 2003. Capital expenditures for the quarter consisted primarily of R & D test equipment built for our own use.

We intend to use our funds to meet net funding requirements for the development and commercialization of our products including fuel cell test stations, PEM fuel cell stacks and PEM fuel cell power generation systems for portable, stationary and mobile applications. We also intend to use our funds to develop and manufacture hydrogen generation products to complement our fuel cell product development initiatives, which include PEM electrolyzer stacks, PEM electrolyzer refuelling systems and reformer systems. Our actual funding requirements will vary depending on a variety of factors, including our success in executing our business plan, the progress of our research and development efforts, our relationships with our strategic partners, our commercial sales, our ability to control working capital and the results of our development and demonstration programs. We believe that the net proceeds from our February 2004 share issuance, together with existing cash balances and cash generated from operations, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 36 months based on our current business plan. At this time, we have no plans for additional financing. However, if cash on hand and cash generated from operations is insufficient to satisfy our working capital and capital expenditure requirements, we may seek to sell additional equity or arrange debt financing, which could include establishing an additional line of credit.

Changes in Accounting Policies

Our accounting policies are described in note 2 of the consolidated financial statements for the year ended December 31, 2003.  The accounting policies used in the unaudited consolidated interim financial statements for the period ended March 31, 2004 are unchanged from those noted in that note, except that they include the adoption of new accounting standards, with the key changes highlighted below.

(a) Canadian standards

Stock-based compensation
In November 2003, the CICA amended Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments” to require the estimated fair value of awards of stock-based compensation to employees to be recognized as a compensation expense over the period in which the related employee services are rendered.  We have ‘early adopted’ the prospective application of the amended standard related to grants of options to employees, effective January 1, 2003.

Asset retirement obligations
Effective January 1, 2004, the Company adopted the CICA Handbook Section 3110 “Asset Retirement Obligations”, which replaced the guidance on future removal and site restoration costs included in the CICA Handbook Section 3061 “Property, Plant and Equipment”.   The standard requires recognition of a liability at its fair value for the obligation associated with the retirement of a tangible long-lived asset.  A corresponding asset retirement cost would be added to the carrying amount of the related asset and amortized to expense over the useful life of the asset.  The adoption of this standard had no impact on the Company’s financial position, results of operations or cash flows.

Hedging relationships
In December 2001, the CICA issued guidance on accounting for hedging relationships.  These guidelines specify the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation and effectiveness of hedges and also the discontinuance of hedge accounting.  The Company has implemented this guidance effective January 1, 2004.  The adoption of this accounting guidance had no impact on the Company’s financial position, financial statement presentation or results of operations.

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Variable interest entities
Effective January 1, 2004, the Company adopted the CICA Accounting Guideline 15 on the consolidation of Variable Interest Entities (“VIEs”).  This guideline requires us to identify VIEs in which we have an interest, determine whether we are the primary beneficiary of such entities and, if so, to consolidate the VIEs.  A VIE is an entity in which:

•	the equity is not sufficient to permit that entity to finance its activities without external support, or

•	equity investors lack either voting control, an obligation to absorb expected losses or the right to receive expected residual returns.

A primary beneficiary is an enterprise that will absorb a majority of a VIE’s expected losses, receive a majority of its expected residual returns, or both.  The adoption of this guideline did not have an impact on the Company’s financial position, results of operations or cash flows.

Canadian generally accepted accounting principles and general standards of financial statement presentation
The CICA has issued new accounting standards surrounding Canadian GAAP and general standards of financial statement presentation.  These standards lay out a framework for the application of Canadian GAAP and the fair presentation of financial standards in accordance with Canadian GAAP.  This standard is effective for fiscal years beginning on or after October 1, 2003 and early adoption is permissible. We adopted these standards effective January 1, 2004. The effect of these standards has not had an impact on the Company’s financial position, results of operations or cash flows.

(b) U.S. standards

Variable interest entities
Effective January 1, 2004, the Company adopted FASB FIN 46R, “Consolidation of Variable Interest Entities”. Under FIN 46R, if an entity is determined to be a VIE, it must be consolidated by the enterprise that absorbs the majority of the entity’s expected losses if they occur, receives a majority of the entity’s expected residual returns if they occur, or both.  The adoption of FIN 46R did not have an impact on our financial position, results of operations or cash flows.

Forward-looking Statements and Risk Factors

This quarterly report contains forward-looking statements, including statements regarding the future success of our business and technology strategies, and future market opportunities. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed in or implied by these forward-looking statements. These risks include risks related to our revenue growth, operating results, industry and products, as well as other factors discussed below and elsewhere in this report. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise any such statements to reflect any change in our expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements. Investors are expected to review the section in Management’s Discussion and Analysis in our 2003 Annual Report entitled “Business Risks” for a more complete discussion of factors that could affect Hydrogenics’ future performance.

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Hydrogenics Corporation
Consolidated Balance Sheets
As at March 31, 2004 and December 31, 2003

(thousands of U.S. dollars)

	March 31, 2004	December 31, 2003

	(unaudited)

Assets

Current assets
Cash	$1,017	$1,964
Short-term investments	103,873	44,744
Accounts receivable	4,746	7,784
Grants receivable	708	506
Inventories (note 4)	4,798	4,603
Prepaid expenses	526	823

	115,668	60,424

Deposits	107	106
Deferred charges	—	795
Property, plant and equipment	5,953	5,552
Future tax assets	2,773	3,258
Intangible assets	13,956	16,084
Goodwill	5,219	5,219

	$143,676	$91,438

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$5,862	$6,168
Unearned revenue	277	213
Income taxes payable	116	212

	6,255	6,593

Long term debt	589	619
Future tax liabilities	2,773	3,258

	9,617	10,470

Shareholders’ Equity (note 6)

Share capital and other equity	192,917	132,375
Deficit	(54,812)	(47,361)
Foreign currency translation adjustment	(4,046)	(4,046)

	134,059	80,968

	$143,676	$91,438

The accompanying notes form an integral part of these interim consolidated financial statements.

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Hydrogenics Corporation
Interim Consolidated Statements of Operations and Deficit
For the three months ended March 31, 2004 and 2003

(unaudited)
(thousands of U.S. dollars, except share and per share amounts)

	2004	2003

Revenues	$4,075	$8,409

Cost of revenues	2,825	5,631

	1,250	2,778

Operating expenses
Selling, general and administrative	3,212	2,395
Stock-based compensation expense (note 7)	288	—
Research and development	2,997	1,543
Research and development grants	(686)	(792)
Depreciation of property, plant and equipment	524	523
Amortization of intangible assets	2,128	3,233
Integration costs (note 10)	—	463

	8,463	7,365

Loss from operations	(7,213)	(4,587)

Other income (expenses)
Provincial capital tax	(44)	(44)
Interest, net	165	184
Foreign currency gains (losses)	(332)	2,050

	(211)	2,190

Loss before income taxes	(7,424)	(2,397)

Current income tax expense	27	38

Net loss for the period	$(7,451)	$(2,435)

Deficit - Beginning of period	$(47,361)	$(25,270)

Deficit – End of period	$(54,812)	$(27,705)

Net loss per share (note 8)

Basic and diluted	$(0.12)	$(0.05)
Shares used in calculating basic and diluted net loss per share	60,339,785	52,722,005

The accompanying notes form an integral part of these interim consolidated financial statements.

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Hydrogenics Corporation
Interim Consolidated Statements of Cash Flows
For the three months ended March 31, 2004 and 2003

(unaudited)
(thousands of U.S. dollars)

	2004	2003

Cash provided by (used in)

Operating activities
Net loss for the period	$(7,451)	$(2,435)
Items not affecting cash
Depreciation of property, plant and equipment	524	523
Amortization of intangible assets	2,128	3,233
Unrealized foreign exchange gains	(92)	(233)
Imputed interest on long term debt	20	12
Non-cash consulting fees	17	15
Stock-based compensation	288	—
Net change in non-cash working capital	2,921	(2,848)

	(1,645)	(1,733)

Investing activities
Decrease (increase) in short-term investments	(58,975)	4,589
Purchase of property, plant and equipment	(966)	(533)
Business acquisitions, net of cash acquired (note 11)	—	(3,301)

	(59,941)	755

Financing activities
Repayment of long-term debt	(55)	(26)
Common shares issued, net of issuance costs paid	60,695	20

	60,640	(6)

Decrease in cash during the period	(946)	(984)

Effect of exchange rate changes on cash	(1)	14

Cash – Beginning of period	1,964	994

Cash – End of period	$1,017	$24

The accompanying notes form an integral part of these interim consolidated financial statements.

HYDROGENICS CORPORATION	12

Hydrogenics Corporation
Notes to Interim Consolidated Financial Statements
For the three months ended March 31, 2004 and 2003

(unaudited)
(expressed in thousands of U.S. dollars, except share and per share amounts unless otherwise noted)

1.	Description of business

Hydrogenics Corporation (the “Company”) designs, develops, manufactures and sells proton-exchange membrane, or PEM, fuel cell automated test stations, fuel cell power products and provides engineering and other services. The Company is based in Canada, and its principal customers include automotive companies, fuel cell developers and component suppliers primarily located in the United States, Europe and Asia.

2.	Unaudited interim financial statements

The unaudited balance sheet at March 31, 2004 and the unaudited interim consolidated statements of operations and deficit and cash flows for the three months ended March 31, 2004 and 2003, have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), on the same basis as the audited consolidated financial statements of the Company for the year ended December 31, 2003, and also include the adoption of new accounting standards described in Note 3. Canadian GAAP, in the case of the Company, conforms in all material respects with accounting principles generally accepted in the United States, except as outlined in Note 12. These interim financial statements include all adjustments which, in the opinion of management, are necessary for the fair presentation of the results of operations for the interim periods presented. All adjustments reflected in the unaudited interim consolidated financial statements are of a normal recurring nature. Results for the three months ended March 31, 2004 are not necessarily indicative of the results to be expected for the full year. These unaudited interim consolidated financial statements should be read in conjunction with the Company’s annual audited consolidated financial statements for the year ended December 31, 2003, and the summary of significant accounting policies included therein. Certain prior year figures have been reclassified to conform with the current presentation.

3.	New accounting standards

(i) Canadian standards

Stock-based compensation

In November 2003, the CICA amended Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments” to require the estimated fair value of  awards of stock-based compensation to employees to be recognized as a compensation expense over the period in which the related employee services are rendered.  The Company early adopted prospective application of the amended standard related to grants of options to employees, effective January 1, 2003.  There were no stock options granted to employees during the three-month period ended March 31, 2003 and consequently previously reported results for the quarter ended March 31, 2003 were not affected.

Asset retirement obligations

Effective January 1, 2004, the Company adopted the CICA Handbook Section 3110 “Asset Retirement Obligations”, which replaced the guidance on future removal and site restoration costs included in the CICA Handbook Section 3061 “Property, Plant and Equipment”.  The standard requires recognition of a liability at its fair value for the obligation associated with the retirement of a tangible long-lived asset.  A corresponding asset retirement cost would be added to the carrying amount of the related asset and amortized to expense over the useful life of the asset.  The adoption of this standard had no impact on the Company’s financial position, results of operations or cash flows.

13	HYDROGENICS CORPORATION

Hydrogenics Corporation
Notes to Interim Consolidated Financial Statements
For the three months ended March 31, 2004 and 2003

(unaudited)
(expressed in thousands of U.S. dollars, except share and per share amounts unless otherwise noted)

Hedging relationships

In December 2001, the CICA issued guidance on accounting for hedging relationships.  These guidelines specify the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation and effectiveness of hedges and also the discontinuance of hedge accounting.  The Company implemented this guidance on January 1, 2004.  The adoption of this accounting guidance had no impact on the Company’s financial position, financial statement presentation or results of operations.

Variable interest entities

Effective January 1, 2004, the Company adopted the CICA Accounting Guideline 15 on the consolidation of Variable Interest Entities (“VIEs”).  This guideline requires the Company to identify VIEs in which the Company has an interest, determine whether the Company is the primary beneficiary of such entities and, if so, to consolidate the VIEs.  A VIE is an entity in which:

• the equity is not sufficient to permit that entity to finance its activities without external support, or
• equity investors lack either voting control, an obligation to absorb expected losses or the right to receive expected residual returns.

A primary beneficiary is an enterprise that will absorb a majority of a VIE’s expected losses, receive a majority of its expected residual returns, or both.  The adoption of this guideline did not have an impact on the Company’s financial position, results of operations or cash flows.

Canadian generally accepted accounting principles and general standards of financial statement presentation

The CICA issued new accounting standards surrounding Canadian GAAP and general standards of financial statement presentation.  These standards lay out a framework for the application of Canadian GAAP and the fair presentation of financial standards in accordance with Canadian GAAP.  The Company adopted these standards effective January 1, 2004.  The effect of adopting these standards had no impact on the Company’s financial position, results of operations or cash flows.

(ii)	U.S. standards

Variable interest entities

Effective January 1, 2004, the Company adopted FASB FIN 46R, “Consolidation of Variable Interest Entities”.  Under FIN 46R, if an entity is determined to be a VIE, it must be consolidated by the enterprise that absorbs the majority of the entity’s expected losses if they occur, receives a majority of the entity’s expected residual returns if they occur, or both.  The adoption of FIN 46R had no impact on the Company’s financial position, results of operations or cash flows.

HYDROGENICS CORPORATION	14

Hydrogenics Corporation
Notes to Interim Consolidated Financial Statements
For the three months ended March 31, 2004 and 2003

(unaudited)
(expressed in thousands of U.S. dollars, except share and per share amounts unless otherwise noted)

4.	Inventories

	March 31, 2004	December 31, 2003

Raw materials	$2,579	$1,988
Work-in-progress	2,219	2,200
Finished goods	—	415

	$4,798	$4,603

5.	Warranties

Information regarding the changes in the Company’s aggregate product warranty liabilities is as follows for the three months ended March 31, 2004:

Balance, December 31, 2003	$845
Accruals for warranties issued during the period	228
Settlements made during the period	(211)

Balance, March 31, 2004	$862

6.	Shareholders’ equity

Changes in shareholders’ equity for the three months ended March 31, 2004 are as follows:

	Common shares					Foreign Currency Translation Adjustment	Total Shareholders’ Equity
			Warrants	Contributed Surplus	Deficit
	Number	Amount

Balance at December 31, 2003	53,108,647	$126,881	$4,722	$772	$(47,361)	$(4,046)	$80,968
Issuance of common shares as a result of public offering	11,373,608	60,086	—	—	—	—	60,086

Issuance of common shares on exercise of options	69,476	151	—	—	—	—	151

Stock-based consulting expense	—	—	—	17	—	—	17

Stock-based compensation expense	—	—	—	288	—	—	288

Net loss	—	—	—	—	(7,451)	—	(7,451)

Balance at March 31, 2004	64,551,731	$187,118	$4,722	$1,077	$(54,812)	$(4,046)	$134,059

15	HYDROGENICS CORPORATION

Hydrogenics Corporation
Notes to Interim Consolidated Financial Statements
For the three months ended March 31, 2004 and 2003

(unaudited)
(expressed in thousands of U.S. dollars, except share and per share amounts unless otherwise noted)

On February 3, 2004, the Company completed the sale of 11,000,000 common shares of the Company at $5.75 (CDN$7.63) per share for net proceeds of $59,613. Subsequent to this sale, the underwriters’ over-allotment option was partially exercised resulting in the sale of an additional 373,608 common shares on February 13, 2004 for net proceeds of $2,025. Combined proceeds of the 11,373,608 common shares were $60,086 net of issue costs of $1,552.

7.	Employee stock-based compensation

For the three months ended March 31, 2004 and March 31, 2003, no stock options were granted to employees under the Company’s employee stock option plan.

Prior to January 1, 2003, under Canadian GAAP, no compensation expense had been recorded with respect to options granted to employees. Effective January 1, 2003, stock options granted to employees are recognized in earnings under Canadian GAAP as compensation expense over the period in which the related employee services are rendered, based on the estimated fair value at the date of the grant. The related expense recognized in the consolidated statement of operations for the three months ended March 31, 2004 was $288 ($0.00 per share) (2003 - $0 ($0.00 per share)). These stock options are valued using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.50%, expected life of 4 years, expected volatility of between 48% and 65%, and no dividends.

Had the Company determined compensation expense based on the fair value method described in CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments” for stock options granted in the year ended December 31, 2002, the pro-forma net loss and pro-forma basic and diluted net loss per share would be as follows:

	Three months ended March 31, 2004		Three months ended March 31, 2003

		Basic and diluted net loss per share		Basic and diluted net loss per share

Net loss for the period	$(7,451)	$(0.12)	$(2,435)	$(0.05)
Additional stock-based compensation expense	62	—	87	—

Pro forma net loss for the period	$(7,513)	$(0.12)	$(2,522)	$(0.05)

The stock options granted in 2002 are valued using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.50% to 4.86%, expected life of 4 years, expected volatility of 77% and no dividends.

8.	Net loss per share

Net loss per share is calculated using the weighted average number of common shares outstanding during the three months ended March 31, 2004 of 60,339,785 shares (2003 – 52,722,005). No effect has been given to the potential exercise of stock options and warrants in the calculation of diluted net loss per share as the effect would be anti-dilutive.

HYDROGENICS CORPORATION	16

Hydrogenics Corporation
Notes to Interim Consolidated Financial Statements
For the three months ended March 31, 2004 and 2003

(unaudited)
(expressed in thousands of U.S. dollars, except share and per share amounts unless otherwise noted)

9.	Segmented financial information

Management organizes and analyzes the Company based on two reportable segments: Test and Power products.

Test includes the manufacturing and sale of test equipment, upgrades to test equipment and in-house testing of customer supplied components.

Power products include the design, development, manufacture, and sale of fuel cell stacks, power modules, auxiliary power modules and related engineering services. Engineering services are derived from a customer contract where the Company provides technician and support services at the customer’s facility.

Other activities include the provision of corporate activities such as treasury functions, corporate accounting, insurance and administration.

Financial information by reportable segment for the three months ended March 31, 2004 and 2003 is as follows:

	Three months ended March 31, 2004				Three months ended March 31, 2003

	Test	Power products	Other	Total	Test	Power products	Other	Total

Revenue from external customers	$2,535	$1,540	—	$4,075	$7,042	$1,367	—	$8,409

Amortization of intangible assets	1,182	946	—	2,128	1,341	1,892	—	3,233
Depreciation of property plant and equipment	415	109	—	524	204	319	—	523

Interest income	—	—	193	193	—	—	240	240
Interest expense	—	—	28	28	—	—	56	56

Income tax expense	—	—	27	27	—	—	38	38

Segment loss (i)	$(2,214)	$(2,534)	$(2,703)	$(7,451)	$191	$(2,353)	$(273)	$(2,435)

(i)

Segment loss includes directly attributable selling, general and administration costs, product research and development costs net of associated grants, depreciation of property, plant and equipment and amortization of intangible assets.

17	HYDROGENICS CORPORATION

Hydrogenics Corporation
Notes to Interim Consolidated Financial Statements
For the three months ended March 31, 2004 and 2003

(unaudited)
(expressed in thousands of U.S. dollars, except share and per share amounts unless otherwise noted)

	Three months ended March 31, 2004				Three months ended March 31, 2003

	Test	Power product	Other	Total	Test	Power products	Other	Total

Purchase of intangible assets during the period	—	—	—	—	$13,505	—	—	$13,505
Purchase of goodwill during the period	—	—	—	—	$5,219	—	—	$5,219

As at March 31, 2004, intangible assets and goodwill relating to the Company’s Test segment are $7,170 and $5,219 (December 31, 2003 – 8,516 and 5,219), respectively. Intangible assets and goodwill relating to the Company’s Power products segment as at March 31, 2004 are $6,786 and $nil (December 31, 2003 – 7,568 and $nil) respectively. The Company currently does not allocate its remaining assets of $124,501 (December 31, 2003 – 70,135)among its reportable segments. Substantially all the Company’s long-lived assets are located in Canada. The Company’s goodwill relates to Canadian operations.

Revenues and cost of revenues are derived from products and services as follows:

	Three months ended

	March 31, 2004	March 31, 2003

Revenues

Products	$3,040	$6,740
Services	1,035	1,669

	$4,075	$8,409

Cost of revenues

Products	$2,025	$4,248
Services	800	1,383

	$2,825	$5,631

The distribution of revenue determined by location of customers is as follows:

	Three months ended

	March 31, 2004	March 31, 2003

United States	$1,560	$4,474
Japan	1,597	2,287
France	867	—
Germany	—	921
Rest of world	51	727

	$4,075	$8,409

HYDROGENICS CORPORATION	18

Hydrogenics Corporation
Notes to Interim Consolidated Financial Statements
For the three months ended March 31, 2004 and 2003

(unaudited)
(expressed in thousands of U.S. dollars, except share and per share amounts unless otherwise noted)

10.	Integration costs

Integration costs are non-recurring charges relating to reorganizing and alignment activities associated with the acquisition of businesses. Integration activities were complete as at December 31, 2003.

Integrations costs in the three months ended March 31, 2003 included the following:

Relocation and retention charges	$260
Termination benefits	74
Consulting and information systems	66
Travel and accommodation	54
Other	9

$463

All integration costs are related to the Test segment.

11.	Business acquisitions

There were no business acquisitions during the three month period ended March 31, 2004.

On January 7, 2003, the Company acquired all the issued and outstanding common shares of Greenlight Power Technologies, Inc. (“Greenlight”). Greenlight, based in Burnaby, British Columbia, designed and manufactured test systems for fuel cells, reformers and electrochemical engines. The purchase price was $19,044 (CDN$29,472) exclusive of expenses of $1,019 relating to the acquisition. Consideration consisted of cash of $2,282 and the issuance of 4,164,093 common shares of the Company with an aggregate value of $16,762. The value of the 4,164,093 common shares was determined based on the average market price of the Company’s common shares over the three-day period before and after the terms of the acquisition were agreed to and announced. The allocation of the purchase price to the assets and liabilities acquired was as follows:

Current assets	$2,970
Property, plant and equipment	2,120
Intangible assets	13,505
Goodwill	5,219
Future income tax asset	5,393
Current liabilities	(3,549)
Long-term debt	(202)
Future tax liabilities	(5,393)

$20,063

This acquisition was accounted for by the purchase method and the Company has consolidated the operations of Greenlight from the date of acquisition.

19	HYDROGENICS CORPORATION

Hydrogenics Corporation
Notes to Interim Consolidated Financial Statements
For the three months ended March 31, 2004 and 2003

(unaudited)
(expressed in thousands of U.S. dollars, except share and per share amounts unless otherwise noted)

12.	Differences between Canadian and United States accounting principles

The financial statements have been prepared in accordance with Canadian GAAP, which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

The reconciliation of net loss from Canadian GAAP to conform with U.S. GAAP is as follows:

	Three months ended

	March 31, 2004	March 31, 2003

Net loss for the period based on Canadian GAAP	$(7,451)	$(2,435)
Additional stock-based compensation under APB No. 25 (i)(b)	(15)	(60)

Net loss and comprehensive loss for the period based on U.S. GAAP	(7,466)	(2,495)

Basic and diluted loss per share based on U.S. GAAP	(0.12)	(0.05)

Weighted average number of shares used in calculating basic and diluted loss per share	60,339,785	52,722,025

(i)	Stock-based compensation

(a)

Under Canadian GAAP, no compensation expense has been recognized with respect to employee stock options granted prior to January 1, 2003.  Effective January 1, 2003, for both Canadian and U.S. GAAP, the Company has chosen to recognize the estimated fair value of stock-based compensation granted to employees on or after January 1, 2003 as compensation expense.

(b)

Under U.S. GAAP, for stock-based compensation granted prior to January 1, 2003, the Company uses the intrinsic value method of APB Opinion No. 25 and options issued under the plan are deemed to be compensatory to the extent that the fair value of the stock exceeds the exercise price at the date of grant.  The compensation cost is recognized over the vesting period.  The compensation cost not yet recognized is presented as a deferred stock-based compensation charge, with a corresponding amount included in stock options outstanding, both of which form part of shareholders’ equity.  At March 31, 2004, U.S. GAAP equity balances for deferred stock-based compensation and stock options outstanding are $8 and $5,519, respectively.

HYDROGENICS CORPORATION	20

Hydrogenics Corporation
Notes to Interim Consolidated Financial Statements
For the three months ended March 31, 2004 and 2003

(unaudited)
(expressed in thousands of U.S. dollars, except share and per share amounts unless otherwise noted)

(c)

Had the Company determined compensation expense based on the fair value method as prescribed in SFAS No. 123, “Accounting for Stock-Based Compensation”, for stock options granted prior to January 1, 2003, the U.S. GAAP pro forma net loss and pro forma basic and diluted net loss per share would be as follows:

	Three months ended March 31, 2004		Three months ended March 31, 2003

		Basic and diluted net loss per share		Basic and diluted net loss per share

Net loss for the period under U.S. GAAP	$(7,466)	$(0.12)	$(2,495)	$(0.05)
Stock-based compensation expense under APB No. 25	15	—	60	—
Stock-based compensation expense under SFAS No. 123	(449)	(0.01)	(347)	—

Pro forma net loss for the period	$(7,900)	$(0.13)	$(2,782)	$(0.05)

For the purposes of these disclosures, stock options are valued using the Black-Scholes option pricing model with the following weighted average assumptions:  risk-free interest rate of 4.50% to 5.39%, expected life of four to ten years, expected volatility of between 77% and 113%, and no dividends.

(ii)	Comprehensive loss

U.S. GAAP requires disclosure of comprehensive loss, which comprises net loss and other comprehensive income (loss).  There were no items of other comprehensive income (loss) for the three months ended March 31, 2004 and 2003.  Under Canadian GAAP, there is no standard for reporting comprehensive loss.

21	HYDROGENICS CORPORATION

5985 McLaughlin Road Mississauga, Ontario Canada L5R 1B8 Phone: 905.361.3660 Fax: 05.361.3626 www.hydrogenics.com